HINDALCO

ADITYA BIRLA GROUP

06017573

Ref:AM:PVK:786:2006

Date:- 3rd October, 2006

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

RECEIVED
2006 OCT 16 P 12: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

This is to notify you that under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on **Wednesday, the 18th October, 2006,** to consider amongst other items of Agenda the Unaudited Financial Results (Provisional) of the Company, for the Second Quarter and Half Year ended on 30th September, 2006.

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited.**

ANIL MALIK
General Manager &
Company Secretary

PROCESSED
OCT 24 2006
THOMSON FINANCIAL

Dew 10/18

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7050 / 7070)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107